ARINCO COMPUTER SYSTEMS INC.
                         1650 UNIVERSITY BOULEVARD, N.E.
                                   SUITE 5-100
                          ALBUQUERQUE, NEW MEXICO 87102

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                             NOTICE OF CHANGE IN THE
                       MAJORITY OF THE BOARD OF DIRECTORS

                                 MARCH 17, 2000

This Information Statement is being furnished to all holders of record at the close of business on March 7, 2000 of the common stock, par value $.01 per share ("Common Stock") of Arinco Computer Systems Inc., a New Mexico corporation ("Arinco" or the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Securities and Exchange Commission ("SEC") Rule 14f-1.

NO VOTE OR OTHER ACTION BY THE COMPANY'S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                                  INTRODUCTION

The Company anticipates that on or about March 27, 2000 the transactions contemplated by the Purchase Agreement discussed below will be completed and the Board of Directors of the Company (the "Board") will be reconstituted. Effective as of the closing of the transactions pursuant to the Purchase Agreement, the current sole member of the Board of Directors of the Company, James A. Arias, will elect James M. Dubin, Cary S. Fitchey, Michael Gleason and William E. Lipner to the Board. Immediately thereafter, James A. Arias will resign as a director of the Company. The closing will not occur, and the new directors will not begin their term, until after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's shareholders.

Because of the change in the composition of the Board and the transactions contemplated by the Purchase Agreement described below, there will be a change in control of the Company on the date the new directors referred to above take office.

As of March 7, 2000, the Company had 4,959,000 shares of Common Stock issued and outstanding, the Company's only class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held, each share being entitled to one vote.

Please read this Information Statement carefully. It describes the terms of the Purchase Agreement and contains certain biographical and other information concerning the executive officers and directors after the closing of the transactions contemplated by the Purchase Agreement. Additional information about the transactions contemplated by the Purchase Agreement and the business of the Company is contained in the Company's Current Reports on Forms 8-K dated March 7, 2000 and March 13, 2000, on file with the Securities and Exchange Commission. All Company filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the SEC's world wide website, www.sec.gov.

                             THE PURCHASE AGREEMENT

The Company intends to issue to Pangea Internet Advisors LLC, a Delaware limited liability company ("Pangea" and, together with its Permitted assignees, the "Purchasers"), an aggregate of 4,000,000 shares (the "Shares") of the Company's newly-issued Series B Convertible Preferred Stock, par value $.10 per share (the "Preferred Stock"), and warrants (the "Warrants") to purchase a number of shares of Common Stock equal to 20% of the total number of shares of Common Stock outstanding on a fully-diluted basis as of the date of the issuance of the Warrants, assuming (i) the issuance of all of the Shares and (ii) the exercise of the Warrants.

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

                        CHANGE IN CONTROL OF THE COMPANY

Giving effect to the transactions contemplated by the Purchase Agreement, the Company's current shareholders will own, on a fully diluted basis, approximately 3%, and the Purchasers shall own approximately 97%, of the outstanding voting securities of the Company. The current shareholders of the Company shall own an aggregate of approximately 5,000,000 shares of Common Stock and the Purchasers shall own Shares and Warrants which are convertible or exercisable into an aggregate of approximately 200,000,000 shares of Common Stock.

                             EXECUTIVE COMPENSATION

The summary compensation table is omitted because no compensation for services in all capacities to the Company was awarded, earned by or paid to the sole officer of the Company for the fiscal years ended December 31, 1999, 1998 and 1997.

The sole director of the Company has not received any remuneration from the Company as such. Directors do not currently receive fees or other remuneration from the Company.

                PRINCIPAL SHAREHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information as of March 7, 2000 regarding
(i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each current director, nominee and executive officer of the Company and (iii) all current officers and directors as a group.

                                                                                    AMOUNT AND
                                                                                    NATURE OF
                                                    NAME & ADDRESS OF               BENEFICIAL           PERCENT OF
              TITLE OF CLASS                        BENEFICIAL OWNER                OWNERSHIP              CLASS
------------------------------------------- ---------------------------------- --------------------- ------------------
Common Stock                                James A. Arias
                                            1650 University Blvd., N.E.
                                            Suite 5-100
                                            Albuquerque, NM 87102                100,000 - Direct           2.0%

Common Stock                                Realco, Inc. (1)
                                            1650 University Blvd., N.E.
                                            Suite 5-100
                                            Albuquerque, NM 87102                285,000 - Direct           5.8%

Common Stock                                Financial Services Group, Inc.
                                            (2)
                                            1650 University Blvd., N.E.
                                            Suite 5-100
                                            Albuquerque, NM 87102                100,000 - Direct           2.0%

Common Stock                                Steven P. Kadner
                                            8401 Washington Pl., N.E.
                                            Albuquerque, NM 87113                252,500 - Direct           5.1%

Common Stock                                Jerome F. Beckes
                                            8401 Washington Pl., N.E.
                                            Albuquerque, NM 87113                279,000 - Direct           5.6%


All directors and executive officers                                             485,000 - Direct           9.8%
as a group (1 person) (1) (2)                                                      and Indirect

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

-----------------------------------

Note to Beneficial Ownership Table:

1. Mr. Arias is President of Realco, Inc. (a publicly traded company) and as such, votes these shares.

2. Mr. Arias is President, Chief Executive Officer and Chairman of Board of Financial Services Group, Inc. and as such, votes the shares.

Giving effect to the consummation of the transactions contemplated by the Purchase Agreement, the current shareholders of the Company will collectively own approximately 3%, and the Purchasers shall own approximately 97%, of the outstanding voting securities of the Company, on a fully-diluted basis. Concurrent with the closing of the transactions contemplated by the Purchase Agreement, the incumbent director of the Company will be replaced by James M. Dubin, Cary S. Fitchey, Michael Gleason and William E. Lipner and the sole officer of the Company will resign and be replaced by Cary S. Fitchey, William Avery, David M. Roberts, William P. O'Donnell and Frederick G. Noell.

                        DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that on or about March 27, 2000, the transactions contemplated by the Purchase Agreement discussed above will be completed and the Board will be reconstituted. Effective as of the closing of the transactions pursuant to the Purchase Agreement, the current member of the Board of Directors of the Company, James A. Arias will elect James M. Dubin, Cary S. Fitchey, Michael Gleason and William E. Lipner to the Board. Immediately thereafter, James A. Arias will resign as a director of the Company. The following table sets forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company after the consummation of the transactions contemplated by the Purchase Agreement. If any proposed director listed in the table below should become unavailable for any reason, the directors of the Board will vote for any substitute nominee or nominees who may be selected by Pangea prior to the closing of the transactions contemplated by the Purchase Agreement.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

NAME                             AGE          POSITION
----                             ---          --------
James A. Arias                   61           Director, President, Chief
                                              Executive Officer and Chief
                                              Financial Officer

James A. Arias has served as the Company's Interim President, Chief Executive Officer, Chief Financial Officer and sole Director since June 1995. From 1975 to September of 1983, Mr. Arias was a partner of James Bentley & Associates, a financial consulting and real estate syndication firm in Albuquerque, New Mexico, which was merged into and became a division of Financial Services Group, Inc., a New Mexico corporation, of which Mr. Arias is President and a controlling shareholder. Mr. Arias devotes substantially all of his time to service as the President, Chief Executive Officer and a Director of Realco, Inc., a NASDAQ listed company based in New Mexico. Mr. Arias has served in this capacity since 1983. Mr. Arias also serves as a Director and Audit Committee Member of Miller and Schroeder Financial, Inc., a broker dealer headquartered in Minneapolis, Minnesota, and a Director of Quatros, Inc., a New Mexico electronics company. Both Miller and Schroeder and Quatros, Inc. are privately held corporations.

PROPOSED EXECUTIVE OFFICERS AND DIRECTORS AFTER THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THE PURCHASE AGREEMENT

NAME                            AGE         POSITION
----                            ---         --------
James M. Dubin                 53           Director
Cary S. Fitchey                47           President, Chief Executive Officer
                                            and Director
Michael Gleason                45           Chairman of the Board and Director
William E. Lipner              52           Director
Bill Avery                     50           Managing Director
David M. Roberts               54           Managing Director
William P. O'Donnell           45           Managing Director
Frederick G. Noell             52           Managing Director

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

James M. Dubin. Mr. Dubin is a Senior Partner and Co-Chair of the Corporate Department of Paul, Weiss, Rifkind, Wharton & Garrison, an international law firm headquartered in New York City. His practice focuses on the corporate finance, mergers and acquisitions, international business and securities areas. He has been a member of Paul, Weiss since 1982. Mr. Dubin serves on the boards of directors of Carnival Corporation, the world's largest cruise line operator, and Conair Corporation, an international designer, manufacturer and marketer of branded consumer products.

Cary S. Fitchey. Mr. Fitchey is a Managing Partner of FG II Management Company, LLC, a private investment firm ("FG II"), and is based in Los Angeles. From 1993 to 1998, Mr. Fitchey was a partner with Dartford Partnership ("Dartford"), which was formed to purchase and actively manage non-core "orphan" branded food and beverage products. Dartford's primary portfolio included eight brands including Duncan Hines, Mrs. Buttersworth, Log Cabin, Mrs. Pauls, and Van de Kamp's. The company was taken public in June 1998. Mr. Fitchey is a member of various boards, including eDiets.com.

Michael Gleason. Mr. Gleason is the Managing Partner of The Culmen Group. The Culmen Group has investments in oil and gas production, real estate, public and private equity and fixed income securities and media. Mr. Gleason also represents Seven Network Australia in the United States. He serves as Vice President of Seven Network (U.S.). In 1995, Mr. Gleason helped form the Asian Corporate Finance Fund, a $62 million private equity fund to invest in Southeastern Asian businesses. Subsequently, Mr. Gleason affiliated with Prime Partners, the partnership's general partner. Prime Partners is also general partner for the Prime Enterprises Fund, a new limited partnership with over $180 million in committed capital for investment in the same region. Prior to forming The Culmen Group, Mr. Gleason spent five years in investment banking for Salomon Brothers and PaineWebber in Dallas, Texas.

William E. Lipner. Mr. Lipner is Chairman, CEO and President of NFO Worldwide, Inc., the world's third largest marketing information/market research company. NFO specializes in marketing research for the consumer packaged goods, pharmaceutical, healthcare, financial services, travel & leisure, and information technology industries worldwide. Today NFO has revenue in excess of $500 million, employs 13,000 full and part-time employees in more than 35 countries throughout North America, Europe and the Australasia and Middle East. NFO specializes in helping clients develop superior products, build more powerful brands as well as implement more effective marketing strategies. When Mr. Lipner joined NFO, the company had less than $5 million in revenue. Mr. Lipner is an active member of Young Presidents' Organization, and serves as a member of the Board of Trustees for Eagle Hill School which specializes in helping gifted children with learning disabilities to get the most out of life. Mr. Lipner also serves on the Board of Crane Co., a manufacturer of engineered industrial products.

Bill Avery. Mr. Avery is a Managing Partner of FG II, based in Greenwich. Prior to working with FG II, Mr. Avery joined CUC International Inc. ("CUC") in 1982 and helped it grow from 40 employees to 12,000 employees. In 1997, CUC merged with HFS Incorporated to form Cendant. Mr. Avery was Executive Vice President of Sales and Marketing of CUC's largest division until 1994. From 1994 through 1998, Mr. Avery was Corporate Senior Vice President and President of the International Division, based in England. With offices in 16 countries, over 1200 employees and responsibility for the formation and management of joint ventures in Japan and Southeast Asia, Mr. Avery developed CUC's and Cendant's membership and overseas Internet businesses through organic growth and acquisition. He is a board member of Recollections, a photography publishing company based in New York, and Net4Music, an Internet music portal.

David M. Roberts. Mr. Roberts is a Partner of FG II and Executive Chairman of IPO.com. Mr. Roberts, who resides in San Francisco, has been responsible for developing strategy, raising capital, recruiting senior management and organizing the infrastructure of IPO.com, which is an Internet start-up. From 1994 through 1999, Mr. Roberts was the Chairman of Caliber Collision Center, Inc., a collision repair company. He helped raised over $20 million from various sources, and he helped create the company's successful acquisition strategy and led the acquisition team in its first $75 million acquisition. He continues to serve as the company's Chairman of the Board and Strategic Advisor.

William P. O'Donnell. Mr. O'Donnell is a Managing Director of Gildea Management Company ("GMC"). Mr. O'Donnell has been involved in various aspects of private and public company investing over the past 16 years and has been associated with GMC since 1992. From 1990 to 1992, Mr. O'Donnell was a Vice President in the Corporate Finance Group of Chrysler Capital Corporation, which invested in private mezzanine and distressed investments.

Frederick G. Noell. Mr. Noell is a Director of GMC. Mr. Noell has been involved in three technology firms, two of which were concept to market startups during the past twenty years. From 1992 to present, Mr. Noell has been involved with Patrina Corporation, an application service provider focused on archival data and records retention for the financial services industry. From 1985 to 1992, Mr. Noell worked in sales and marketing for Towne-Oller & Associates and developed and marketed Towne-Oller Trends, targeted to Wall Street analysts and developed sourcing relationships with numerous business publications, including a weekly feature in The Wall Street Journal.

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

                                   COMMITTEES

The Company does not have any standing audit, nominating, or compensation committees of the Board, or committees performing similar functions.

                       MEETINGS OF THE BOARD OF DIRECTORS

The Board did not hold any meetings during the fiscal year ended December 31, 1999.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Mr. Arias failed to file a Form 4 in connection the with disposition of 45,000 shares of the Company's Common Stock in 1999. Mr. Arias plans to report such disposition on a Form 5 this year.

                                                    ARINCO COMPUTER SYSTEMS INC.

Dated:  March 17, 2000

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